November 20, 2009

Mail Stop 3010

Mr. Carl T. Berquist
Executive Vice President and Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

> **Re:** **Marriott International, Inc.**
> **Form 10-Q for the quarter ended September 11, 2009**
> **File No. 001-13881**
> **Filed on October 9, 2009**

Dear Mr. Berquist:

      This is to advise you that we have performed a limited review of the above referenced Form 10-Q and have the following comments. We will not conduct any further review of the filing, except for any amendments you file in response to our comments.

<u>Note 18. Timeshare Strategy – Impairment Charges, page 31</u>

1.   We note the $752 million impairment charge recognized on your timeshare portfolio during the third quarter of 2009. Please enumerate for us the specific indicators of impairment that led to your change in strategy for the timeshare segment and necessitated the impairment charge. In addition, with a view towards disclosure in your filings, please explain in detail why none of these indicators were evident in prior periods and did not prompt an impairment charge prior to the third quarter.

2.   Please explain to us and disclose in future filings the nature of the timeshare loans that will likely not be repaid, as well as your basis in GAAP for recording the $40 million loan impairment charge and the charge for funding liability of $27 million as non-operating charges. Also, explain the basis for classifying the $43 million provision for loan losses as non-operating.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief